UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

1.	a copy of notice of 2020 annual general meeting of Huaneng Power International, Inc.(the "Registrant");

2.            a copy of circular regarding proposals to be considered at the 2020 annual general meeting of the Registrant, and the reply slip and the form of proxy enclosed therein; and

3.	an announcement regarding issue of super short-term debentures of the Registrant;

Each made by the Registrant on May 7, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: May 10, 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

NOTICE OF 2020 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2020 annual general meeting (the “Annual General Meeting” or “General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 22 June 2021 at Conference Room A102, the headquarters the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2020

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2020

3.	To consider and approve the audited financial statements of the Company for 2020

4.	To consider and approve the profit distribution plan of the Company for 2020 (Note 1)

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2021 (Note 2)

SPECIAL RESOLUTIONS

6.00	Proposals regarding the issue of short-term debentures, super short term debentures and debt financing instruments (by way of non-public placement) by the Company

6.01	To consider and approve the proposal regarding the issue of short-term debentures by the Company (Note 3)

6.02	To consider and approve the proposal regarding the issue of super short-term debentures by the Company (Note 3)

6.03	To consider and approve the proposal regarding the issue of debt financing instruments (by way of non-public placement) (Note 3)

7.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments (Note 3)

8.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares (Note 3)

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this notice, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

7 May 2021

Notes:

1.	The profit distribution plan of the Company for 2020

The Company’s proposed profit distribution plan for 2020 is a cash dividend of RMB0.18 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB2,825,656,804.62.

2.	Proposal regarding the appointment of the Company’s auditors for 2021

The board of directors of the Company proposes to appoint Ernst & Young Hua Ming LLP to be the Company’s domestic auditors and the auditors for U.S. 20F annual report, and Ernst & Young to be the Company’s Hong Kong auditors for 2020. The total remuneration for 2021 is RMB26.5 million, including internal control audit fees of RMB3.98 million, which shall be subject to appropriate adjustment according to the actual audit scope.

3.	Please refer to the circular of the Company dated 7 May 2021 for details.

4.	Proxy

1.	A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

2.	A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

3.	To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

4.	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

5.	The resolutions set out in this Notice will be voted by poll.

5.	Registration procedures for attending the Annual General Meeting

1.	A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person(s) to attend the meeting.

2.	Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 2 June 2021.

3.	Shareholders may send the reply slip to the Company in person, by post or by fax.

6.	Registration Matters for H Shareholders

1.	Closure of Register of Members of H Shares for attending the Annual General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Annual General Meeting, the Company will suspend registration of transfer of H shares from 1 June 2021 to 22 June 2021 (both days inclusive).

In order to qualify to attend and vote at the Annual General Meeting, non-registered holders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 31 May 2021. Holders of H shares whose names are recorded in the register of member of the Company on 22 June 2021 are entitled to attend the Annual General Meeting.

2.	Closure of Register of Members for Payment of the Final Dividend for 2020

In order to determine the H Shareholders entitled to receive the 2020 Final Dividend, the Company will suspend registration of transfer of H Shares from 7 July 2021 to 12 July 2021 (both days inclusive).

Non-registered holders of H Shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificate(s) to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 6 July 2021. The H Shareholders whose names are recorded in the register of members of the Company on 12 July 2021 are entitled to receive the 2020 Final Dividend.

7.	Other Businesses

1.	Shareholders and their proxies who attend shall bear their own accommodation and travelling expenses.

2.	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

3.	The address for contact:

Capital Market Department of
Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District, Beijing 100031,
The People’s Republic of China

4.	Contact Person:	Xie Meixin / Hu Boxuan
	Contact Telephone No:	(+86)10-6322 6590 / (+86)10-6322 6557
	Email address:	xiemx@hpi.com.cn / huboxuan@hpi.com.cn

5.	Time and dates in this notice are Hong Kong time and dates.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

PROPOSAL REGARDING THE ISSUE OF SHORT-TERM DEBENTURES
BY THE COMPANY

PROPOSAL REGARDING THE ISSUE OF

SUPER SHORT-TERM DEBENTURES BY THE COMPANY
PROPOSAL REGARDING THE ISSUE OF DEBT FINANCING INSTRUMENTS

(BY WAY OF NON-PUBLIC PLACEMENT)

PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO
ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS
PROPOSAL REGARDING THE GRANTING OF GENERAL MANDATE TO THE
BOARD OF DIRECTORS TO ISSUE DOMESTIC SHARES AND/OR OVERSEAS
LISTED FOREIGN SHARES

AND
NOTICE OF AGM

The Company will convene the AGM at 9:00 a.m. on 22 June 2021 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. A notice convening the AGM is set out on pages 10 to 13 of this circular.

A reply slip and a form of proxy for use at the AGM are enclosed. If you intend to attend the AGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend the AGM, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the AGM should you so wish.

7 May 2021

Definitions

Page

Definitions	1

Letter from the Board		3

1.	Introduction	4

2.	Proposals regarding the issue of short-term debentures, super short-term debentures and debt financing instruments (by way of non-public placement) by the Company	4

3.	Proposal regarding the granting of the general mandate to issue domestic and/or overseas debt financing instruments	5

4.	Proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares	7

5.	The AGM	9

6.	Recommendations	9

7.	Responsibility Statement	9

Appendix	– Notice of AGM	10

Definitions

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Share(s)”, “Domestic Share(s)”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.

“AGM”, “General Meeting”	the 2020 annual general meeting of the Company to be held at 9:00 a.m. on 22 June 2021 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC for considering and passing of, among other things, the relevant resolutions contained in this circular

“Articles of Association” or “Articles”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Board”	the board of Directors of the Company

“Company”	Huaneng Power International, Inc., a sino-foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be)

“Company Law”	the Company Law of the PRC

“Director(s)”	the director(s) (including independent non-executive director(s) of the Company

“H Share(s)”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong
Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

Definitions

“Latest Practicable Date”	30 April 2021, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“PRC” or “China”	The People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	the shareholder(s) of the Company

LETTER FROM THE BOARD

Directors:

Zhao Keyu

Zhao Ping

Huang Jian

Wang Kui

Lu Fei

Teng Yu

Mi Dabin

Cheng Heng

Li Haifeng

Lin Chong

Independent Non-executive Directors:

Xu Mengzhou

Liu Jizhen

Xu Haifeng

Zhang Xianzhi

Xia Qing

Legal Address:

Huaneng Building

6 Fuxingmennei Street

Xicheng District

Beijing 100031

PRC

7 May 2021

To the Shareholders

Dear Sir or Madam,

PROPOSAL REGARDING THE ISSUE OF SHORT-TERM DEBENTURES
BY THE COMPANY

PROPOSAL REGARDING THE ISSUE OF

SUPER SHORT-TERM DEBENTURES BY THE COMPANY
PROPOSAL REGARDING THE ISSUE OF DEBT FINANCING INSTRUMENTS

(BY WAY OF NON-PUBLIC PLACEMENT)

PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO
ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS
PROPOSAL REGARDING THE GRANTING OF GENERAL MANDATE TO THE
BOARD OF DIRECTORS TO ISSUE DOMESTIC SHARES AND/OR OVERSEAS
LISTED FOREIGN SHARES

AND
NOTICE OF AGM

LETTER FROM THE BOARD

1.	INTRODUCTION

The purpose of this circular is to provide you with relevant information to enable you to make an informed decision on whether to vote for or against the proposals relating to (among others): (1) the proposal regarding the issue of short-term debentures by the Company; (2) the proposal regarding the issue of super short-term debentures by the Company; (3) the proposal regarding the issue of debt financing instruments (by way of non-public placement); (4) the proposal regarding the granting of the general mandate to issue domestic and/or overseas debt financing instruments; and (6) the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares, all of which are to be proposed at the AGM.

2.	PROPOSALS REGARDING THE ISSUE OF SHORT-TERM DEBENTURES, SUPER SHORT TERM DEBENTURES AND DEBT FINANCING INSTRUMENTS (BY WAY OF NON- PUBLIC PLACEMENT) BY THE COMPANY

On 23 March 2021, the Board approved the proposals regarding the the issue of short term debentures, super short term debentures and debt financing instruments (by way of non-public placement). Details of such proposals are set out below.

2.1	Proposal regarding the issue of short-term debentures by the Company

The Board of Directors of the Company proposed that (1) the Company be authorised to issue short term debentures (in either one or multiple tranches) of a principal amount not exceeding RMB10 billion (which means that the outstanding principal balance of the short-term debentures in issue shall not exceed RMB10 billion at any time within the period as prescribed therein) in the PRC from the date on which the approval is obtained at the 2020 annual general meeting to the conclusion of the 2021 annual general meeting; and (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate disclosures of information.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

2.2	Proposal regarding the issue of super short-term debentures by the Company

The Board of Directors of the Company proposed that (1) the Company be authorised to issue super short-term debentures with a principal amount not exceeding RMB30 billion from the date on which the approval is obtained at the 2020 annual general meeting to the conclusion of the 2021 annual general meeting (either in one tranche or on a rolling basis, where the outstanding principal balance of the super short-term debentures in issue by the Company shall not exceed RMB30 billion at any time within the period as prescribed therein); (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue of the super short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the super short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate disclosures of information.

LETTER FROM THE BOARD

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

2.3	Proposal regarding the issue of debt financing instruments (by way of non-public placement) by the Company

The Board of Directors of the Company proposed that (1) the Company be authorised to issue debt financing instruments (either in one or multiple tranches) with a principal amount of not exceeding RMB6 billion by way of non-public placement (which means that the outstanding principal balance of the non-public placement of debt financing instruments in issue shall not exceed RMB6 billion at any time within the period as prescribed therein) from the date on which the approval is obtained at the 2020 annual general meeting to the conclusion of the 2021 annual general meeting;(2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the financial instruments to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate information disclosures.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

3.	PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS

The Board of Directors of the Company proposed that:

i.	From the date on which the approval is obtained at the 2020 annual general meeting to the conclusion of the 2021 annual general meeting and upon obtaining approval at relevant regulatory authorities, the Company shall be authorised to issue domestic and/or overseas debt financing instruments (in either one or multiple tranches on a rolling basis) with a principal amount of up to RMB80 billion or equivalent in or outside the People’s Republic of China. Such instruments include but are not limited to corporate bonds and enterprise bonds in the domestic market, medium-term notes in the interbank bond market, offshore RMB- denominated bonds, overseas USD-denominated bonds and bonds denominated in other foreign currencies in the overseas market (including domestic and overseas perpetual bonds, which include without limitation perpetual mid-term notes, renewable corporate bonds and renewable enterprise bonds in the domestic market, perpetual bonds in the overseas market or other perpetual bonds denominated in RMB or any other foreign currency that are permitted under applicable laws and regulations to be issued in or outside the People’s Republic of China without a definite maturity date). (For the avoidance of doubt, reference to “debt financing instruments” in this proposal does not include short-term debentures, super short-term debentures and private placement of the debt financing instruments issued in the domestic interbank bond market.)

LETTER FROM THE BOARD

ii.	Approval be obtained at the general meeting for granting an unconditional general mandate to the Board or more than two Directors of the Company to determine, based on the Company’s needs and market conditions and in accordance with relevant regulatory requirements, the terms and conditions for the issue of the relevant debt financing instruments and to attend to other relevant matters (which include but are not limited to):

(1)	determining the details regarding the issue of the relevant debt financing instruments, including but not limited to the type of the bond to be issued, the issuer, whether to issue in tranches, the currency, amount and term of each tranche, the term for and method of repayment of the principal and accrued interest, the method of issue, the method and terms of placement, the interest rate and ways to determine it, and the security arrangements. Issue of corporate bonds in the domestic market must also meet the following requirements: the bonds under such issue shall have a maturity of no more than 20 years (except perpetual bonds) and could be bonds with a single maturity date or a portfolio of bonds with different maturity dates; the proceeds of the issue will be used to meet the Company’s production and operational needs, adjust its debt structure, replenish its working capital and/or make project investments; subject to the provisions of applicable laws and regulatory requirements, the issue may be a public or non-public issue or a placement to the shareholders of the Company. Methods of issue and placement details (including whether to place or not and the size of placement) shall be determined by the Board or more than two Directors of the Company according to market conditions and details of the issue.

(2)	representing the Company in engaging in all the negotiations, signing all the agreements and other necessary documents and making proper disclosures of information in connection with the issue of the relevant debt financing instruments.

(3)	procuring approval of the issue of the relevant debt financing instruments with the relevant regulatory authority and making proper adjustments to the detailed issue plan based on the comments and opinions, if any, of the regulatory authority.

(4)	taking all the necessary actions to decide on/attend to other particular matters relating to the issue of the relevant debt financing instruments.

iii.	The resolution adopted at the Company’s general meeting in relation to the issue of the relevant debt financing instruments shall be valid from the date on which approval is obtained at the 2020 annual general meeting to the conclusion of the 2021 annual general meeting. If the Board or more than two Directors have determined the issue or partial issue of the relevant debt financing instruments within the validity term of the mandate and the Company has procured the approval, permit, filing or registration, as applicable, for the issue with relevant regulatory authority, the Company may complete the issue or partial issue of the relevant debt financing instruments within the term of validity of such approval, permit, filing or registration.

LETTER FROM THE BOARD

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

4.	PROPOSAL REGARDING THE GRANTING OF GENERAL MANDATE TO THE BOARD OF DIRECTORS TO ISSUE DOMESTIC SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES

The Company seeks to obtain approval from its Shareholders to approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares.

Scope of the authorisation is set out below:

(1)	Subject to paragraphs (3) and (4) below, the Board (or the Directors authorised by the Board) be and is hereby granted an unconditional general mandate to exercise all the powers of the Company within the Relevant Period (as defined below) to separately or concurrently allot, issue and deal with domestic shares and/or overseas listed foreign shares (including securities convertible into shares, option to subscribe for any shares or such convertible securities), and to determine the terms and conditions for allotting, issuing and dealing with such new shares.

(2)	The approval in paragraph (1) shall authorise the Board (or the Directors authorised by the Board) of the Company within the Relevant Period, to make or grant any offers, commitments and options of which might be exercised after the expiry of the Relevant Period.

(3)	The number of new domestic shares or new overseas listed foreign shares (other than those issued by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the Articles of the Company) conditionally or unconditionally, separately or concurrently allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) of the Company within the Relevant Period pursuant to the approval in paragraph (1) shall not exceed 20% of each class of the existing domestic shares and overseas listed foreign shares of the Company in issue at the time when this resolution is passed at the 2020 annual general meeting.

(4)	In exercising the mandate granted in paragraph (1) above, the Board (or the directors authorized by the Board) of the Company shall a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the shares of the Company are listed: and b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

LETTER FROM THE BOARD

(5)	For the purpose of this resolution:

“Relevant Period” means the period from the date of passing this resolution until whichever is the earlier of:

(a)	the conclusion of the next annual general meeting of the Company; or

(b)	the date on which the general mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company at a general meeting.

(6)	Subject to the approval(s) of the relevant authorities of the PRC and in accordance with the relevant laws, administrative regulations, and the regulatory stipulations of the places where the shares of the Company are listed and the Articles of the Company, the Board (or the Directors authorised by the Board) of the Company be and is hereby authorised to increase the registered capital of the Company in accordance with the exercise of the powers pursuant to paragraph (1) above, and to make appropriate and necessary amendments to the Articles of the Company after completion of the allotment and issue of new shares with reference to the method, type and number of new shares allotted and issued by Huaneng Power International and the shareholding structure of the Company at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of the Company pursuant to the exercise of this General Mandate.

(7)	The Board (or the Directors authorised by the Board) or the Company be and is hereby authorized to sign any necessary documents, complete any necessary formalities and procedures and take other necessary steps to complete the allotment, issuance and listing of the new shares upon the exercise of the powers pursuant to paragraph (1) above, provided the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations or the places where the shares of the Company are listed, and the Articles of the Company.

No shareholders’ class meetings shall be required to be convened by the Company when the Board of Directors exercises the General Mandate to issue A Shares. If, as required by the relevant domestic law and regulations in the PRC, a general meeting needs to be convened even if the General Mandate to issue Shares is obtained, then it is still subject to the approval by all Shareholders at the general meeting.

As at the Latest Practicable Date, the Company had 15,698,093,359 Shares in issue comprising 10,997,709,919 A Shares and 4,700,383,440 H Shares. Subject to the passing of the proposed resolution for the approval of the General Mandate and in accordance with the terms therein, the Company will be allowed to allot, issue and deal with up to a maximum of 2,199,541,983 A Shares and/or 940,076,688 H Shares on the basis that no further A Shares and/or H Shares will be issued by the Company prior to the General Meeting.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

LETTER FROM THE BOARD

5.            THE AGM

No shareholder is required to abstain from voting in connection with the matters to be resolved at the AGM. Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, voting at the AGM will be conducted by poll. The poll results will be published on the websites of the Company and of the Hong Kong Stock Exchange in accordance with the Hong Kong Listing Rules following the AGM.

A notice convening the AGM, is set out on pages 10 to 13 of the circular. Whether or not you intend to attend the meeting in person, you are requested to complete and return the enclosed reply slip and the form of proxy in accordance with the instructions printed thereon. The form of proxy should be completed and returned to Hong Kong Registrars Limited (for holders of H Shares of the Company) at 17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or to the Company’s head office in China (for holders of Domestic Shares of the Company) as soon as possible and in any event not later than 24 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

6.            RECOMMENDATIONS

The Board believes that the proposed resolutions set out in the notice of the AGM are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends that all Shareholders vote in favor of the resolutions as set out in the notice of the AGM.

7.            RESPONSIBILITY STATEMENT

This circular, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

APPENDIX	NOTICE OF AGM

NOTICE OF 2020 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2020 annual general meeting (the “Annual General Meeting” or “General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 22 June 2021 at Conference Room A102, the headquarters the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2020

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2020

3.	To consider and approve the audited financial statements of the Company for 2020

4.	To consider and approve the profit distribution plan of the Company for 2020 (Note 1)

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2021 (Note 2)

SPECIAL RESOLUTIONS

6.00	Proposals regarding the issue of short-term debentures, super short term debentures and debt financing instruments (by way of non-public placement) by the Company

6.01	To consider and approve the proposal regarding the issue of short-term debentures by the Company (Note 3)

6.02	To consider and approve the proposal regarding the issue of super short-term debentures by the Company (Note 3)

6.03	To consider and approve the proposal regarding the issue of debt financing instruments (by way of non-public placement) (Note 3)

7.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments (Note 3)

APPENDIX	NOTICE OF AGM

8.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares (Note 3)

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this notice, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

7 May 2021

Notes:

1.	The profit distribution plan of the Company for 2020

The Company’s proposed profit distribution plan for 2020 is a cash dividend of RMB0.18 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB2,825,656,804.62.

2.	Proposal regarding the appointment of the Company’s auditors for 2021

The board of directors of the Company proposes to appoint Ernst & Young Hua Ming LLP to be the Company’s domestic auditors and the auditors for U.S. 20F annual report, and Ernst & Young to be the Company’s Hong Kong auditors for 2020. The total remuneration for 2021 is RMB26.5 million, including internal control audit fees of RMB3.98 million, which shall be subject to appropriate adjustment according to the actual audit scope.

3.	Please refer to the circular of the Company dated 7 May 2021 for details.

4.	Proxy

1.	A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

2.	A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

APPENDIX	NOTICE OF AGM

3.	To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

4.	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

5.	The resolutions set out in this Notice will be voted by poll.

5.	Registration procedures for attending the Annual General Meeting

1.	A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person(s) to attend the meeting.

2.	Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 2 June 2021.

3.	Shareholders may send the reply slip to the Company in person, by post or by fax.

6.	Registration Matters for H Shareholders

1.	Closure of Register of Members of H Shares for attending the Annual General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Annual General Meeting, the Company will suspend registration of transfer of H shares from 1 June 2021 to 22 June 2021 (both days inclusive).

In order to qualify to attend and vote at the Annual General Meeting, non-registered holders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 31 May 2021. Holders of H shares whose names are recorded in the register of member of the Company on 22 June 2021 are entitled to attend the Annual General Meeting.

2.	Closure of Register of Members for Payment of the Final Dividend for 2020

In order to determine the H Shareholders entitled to receive the 2020 Final Dividend, the Company will suspend registration of transfer of H Shares from 7 July 2021 to 12 July 2021 (both days inclusive).

Non-registered holders of H Shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificate(s) to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 6 July 2021. The H Shareholders whose names are recorded in the register of members of the Company on 12 July 2021 are entitled to receive the 2020 Final Dividend.

7.	Other Businesses

1.	Shareholders and their proxies who attend shall bear their own accommodation and travelling expenses.

APPENDIX	NOTICE OF AGM

2.	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre 183
Queen’s Road East
Wanchai
Hong Kong

3.	The address for contact:

Capital Market Department of
Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District, Beijing 100031,
The People’s Republic of China

4.	Contact Person:	Xie Meixin / Hu Boxuan
	Contact Telephone No:	(+86)10-6322 6590 / (+86)10-6322 6557
	Email address:	xiemx@hpi.com.cn / huboxuan@hpi.com.cn

5.	Time and dates in this notice are Hong Kong time and dates.

Reply Slip for 2020 Annual General Meeting

I/(We)                                      of                                                                            Telephone number:                                      and Fax number:                                     , being the holder(s) of                                       H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2020 annual general meeting (the “AGM”) to be held at 9:00 a.m. on 22 June 2021 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, The People’s Republic of China.

Signature:
Date:

Note: Eligible shareholders who wish to attend the AGM are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6322 6888). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.

*     Please delete as appropriate.

Proxy Form for 2020 Annual General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I (We)(Note 2)_______________________________________________________________________________________________________________
of______________________________________________________________________________________________________________________, Shareholders’ Account: ______________________________________________________________________________________________________
and I.D. No.:______________________________________________________________________________________________________________,
being the holder(s) of___________________________________________H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the “Company”) now appoint (Note 3)          ___________________________________________________________________________________________

I.D. No.: __________________________________________________________________________________________________________________
(of_____________________________________________________________________________________________________________________),
or failing him, the Chairman of the meeting, as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2020 Annual General Meeting to be held at 9:00 a.m. on 22 June 2021 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his/her own discretion.(Note 6)

ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)	Abstained (Note 4)
1.	To consider and approve the working report from the Board of Directors of the Company for 2020
2.	To consider and approve the working report from the Supervisory Committee of the Company for 2020
3.	To consider and approve the audited financial statements of the Company for 2020
4.	To consider and approve the profit distribution plan of the Company for 2020
5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2021
SPECIAL RESOLUTIONS		For (Note 4)	Against (Note 4)	Abstained (Note 4)
6.00	Proposals regarding the issue of short term debentures, super short term debentures and debt financing instruments (by way of non-public placement) by the Company
6.01 To consider and approve the proposal regarding the issue of short-term debentures by the Company
6.02 To consider and approve the proposal regarding the issue of super short-term debentures by the Company
6.03 To consider and approve the proposal regarding the issue of debt financing instruments (by way of non-public placement)
7.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments
8.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares

Date:	2021	Signature:	(Note 5)

Notes:

1.	Please insert the number of H Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the H Shares in the share capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.	Please insert the name and address of your proxy. If this is left blank, the chairman of the 2020 Annual General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (☒) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”, IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (☒) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”, YOU WISH TO VOTE ABSTAINED A RESOLUTION, TICK (☒) IN THE RELEVANT BOX BELOW THE BOX MARKED “ABSTAINED” (SUCH ABSTAINED VOTES WILL BE COUNTED IN THE CALCULATION OF THE REQUIRED MAJORITY OF THE RESOLUTION(S)), If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his/her discretion or to abstain. Your proxy will also be entitled to vote or abstain at his/her discretion on any resolution properly proposed to the meeting other than those referred to in the notice for the meeting.

5.	This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.	This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the 2020 Annual General Meeting.

* Please delete as appropriate.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF SUPER SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2019 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 16 June 2020, the Company has been given a mandate to issue super short-term debentures (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB30 billion (which means that the outstanding principal balance of the super short-term debentures in issue shall not exceed RMB30 billion at any time within the period as prescribed therein) within the period from approval obtained at 2019 annual general meeting to the conclusion of the 2020 annual general meeting.

The Company has recently completed the issue of the fifth tranche of the Company’s super short- term debentures for 2021 (the “Debentures”). The total issuing amount was RMB3 billion with a maturity period of 36 days whereas the unit face value is RMB100 and the interest rate is 2.13%.

Shanghai Pudong Development Bank Co., Ltd. and Bank of Ningbo Co., Ltd. act as the lead underwriters to form the underwriting syndicates for the Debentures, which were placed through book-building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used to supplement the working capital of the headquarters of the Company, adjust debts structure and repay bank loans and the debt due.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
7 May 2021